Exhibit 99.3

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY ELLOMAY CAPITAL LTD. 2025 Annual General Meeting of Shareholders October 23, 2025, 3:00 p.m., Israel time This Proxy is Solicited On Behalf Of The Board Of Directors Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 23, 2025 The undersigned, a shareholder of Ellomay Capital Ltd., an Israeli company (the “Company”), revoking any previous proxies, does hereby appoint Adv. Odeya Brick-Zarsky and Kalia Rubenbach (each of them, or any substitute, hereinafter, the “Proxy”), or either one of them, with the full power of substitution, and hereby authorizes the Proxy to represent and to vote, as designated on the reverse side, all ordinary shares, NIS 10.00 nominal value per share, of the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 18 Rothschild Boulevard, 1st Floor, Tel-Aviv 6688121, Israel, on Thursday, October 23, 2025, at 3:00 p.m., Israel time (the “Meeting”), and any adjournment(s) or postponement(s) thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business and related resolutions as more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged) (the “Proxy Statement”): WHEN PROPERLY MARKED AND EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS SET FORTH HEREIN. By signing and submitting the Proxy Card, the undersigned hereby confirms and declares that it, he or she is not a “controlling shareholder” and does not have a “personal interest” in the approval of proposals 3-4, except if you notify us of such position or personal interest in writing in advance of the vote. For further information on the definitions of “controlling shareholder” and “persona interest,” including the contact details for the delivery of a notice to the Company if you believe you are a “controlling shareholder” or have a “personal interest” in connection with proposals 3-4, see Item 3 of the Proxy Statement, under “Required Vote”. FOR THE FULL TEXT OF EACH RESOLUTION AND ADDITIONAL DETAILS SEE THE RELEVANT ITEM IN THE PROXY STATEMENT. With respect to any additional matters as may properly come before the Meeting and any adjournment or postponement thereof, said Proxy will vote in accordance with the recommendation of the Company’s Board of Directors. (Continued, and to be marked, dated and signed, on the other side)

2025 Annual General Meeting of Shareholders ELLOMAY CAPITAL LTD. 18 Rothschild Boulevard, 1st Floor Tel-Aviv 6688121, Israel To be held on October 23, 2025, 3:00 p.m., Israel time PROXY 1. To reelect four members of the Board of Directors to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified. The (a) Ben Sheizaf (b) Ran Fridrich (c) Anita Leviant (d) Ehud Gil 2. To approve the increase in the authorized share capital of the Company from NIS 170,000,000 divided into 17,000,000 Ordinary Shares, par value NIS 10.00 per share to NIS 300,000,000, divided into 30,000,000 Ordinary Shares, NIS 10.00 par value per share, and the corresponding amendments to Articles 4 of the Company’s Articles and Memorandum of Association and to approve the amendment to Article 44.3 of the Company’s Articles, all as set forth in the Proxy Statement. 3. To approve the terms and conditions for the purchase, renewal, extension and/or replacement of the directors’ and officers’ liability insurance policy of the Company and its subsidiaries, for all office holders of the Company and its subsidiaries, who may serve from time to time, and for office holders deemed to be controlling shareholders or relatives of controlling shareholders as a framework transaction, all as set forth in the Proxy Statement, and to determine that this resolution is for the benefit of the Company. 4. To reappoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2025, and until the next annual general meeting of shareholders, and to authorize the Board of Directors to approve the remuneration of said independent auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee. To approve the updated terms of employment of Mr. Asaf Nehama and the payment of bonus to Mr. Asaf Nehama as set forth in the Proxy Statement, and to determine that this resolution is for the benefit of the Company. 5. To reappoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2025, and until the next annual general meeting of shareholders, and to authorize the Board of Directors to approve the remuneration of said independent auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee. CONTROL NUMBER FOR AGAINST ABSTAIN Signature Signature, if held jointly Date ,2025 Note: Your signature should appear the same as your name appears hereon. In signing as attorney, administrator, executor, trustee or guardian, please indicate the capacity in which signing. If two or more persons are joint owners of a share, this instrument must be executed by the person who is regis- tered first in the Company’s Register of Members. When a proxy is given by a corporation, it should be signed by an authorized officer using the corpo- ration’s full name and the corporate seal, if any, affixed. When a proxy is given by a partnership, it should be signed by an authorized person using the partnership’s full name.